Charles Brown is the Lead Investor for Quioveo Energy. He invested $2,000 in this round, and is the Founder of Orion Advising.

https://www.linkedin.com/in/thatguychuck/

Here's why Charles invested: *"The transition from a fossil fuel-based to a renewable-based energy system has been a slow, sometimes unnoticeable march. Too slow to meet the urgency of a destabilizing climate. And even if and when that transition happens, moving from Big Carbon to Big Renewables won't allow something fundamentally new to emerge - the ones who build it and define it will also tell us who will control it and reap most of the benefits at the end of the day. I believe that the transition to the new energy paradigm MUST be led by those most impacted by climate change as well as structural racism, disenfranchisement, and all the toxic elements that have blocked them from access to the so-called "free market." That is how I know that the time for Leo Alicante and Quioveo Energy is NOW. There is no substitute for the combination of lived experience at the intersection of oppression, technical expertise, and community-building prowess that the growing Quioveo team can offer to address this existential issue. Nothing is ever guaranteed in the world of startup investing, but the risk of moving money I was saving for the future - a future which is looking increasingly bleak - and investing it now in a venture that might change that future, is no risk at all."*